UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 3200 – 733 Seymour Street
Vancouver, British Columbia
V6B 0SB Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Sandstorm Gold Royalties Announces Filing and Mailing of Meeting Materials for the Special Meeting of Shareholders to Approve Proposed Plan of Arrangement with Royal Gold on October 9, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: September 15, 2025	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer